Exhibit 99.1

February 23, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Annual Financial Results for Gazit-Globe Ltd.’s Subsidiary, Equity One, Inc. for 2011

Below please find an announcement from Equity One, Inc. (a subsidiary of Gazit-Globe Ltd. of which it holds approximately 46.8% ownership), whose shares are publicly-traded on the New York Stock Exchange, regarding its annual financial results for the year ending 2011, as published on February 22, 2012, in the United States.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Equity One, Inc. 1600 NE Miami Gardens Drive North Miami Beach, FL 33179 305-947-1664	For additional information: Mark Langer, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Reports Fourth Quarter and Year End 2011 Operating Results

North Miami Beach, FL, February 22, 2012 – Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced today its financial results for the three and twelve months ended December 31, 2011.

Highlights for the quarter and recent activity include:

•	Reported Funds From Operations (FFO) of $0.25 per diluted share for the quarter and $1.21 per diluted share for the year

•	Reported Recurring FFO of $0.29 per diluted share for the quarter and $1.12 per diluted share for the year

•	Reported core occupancy of 90.7%, an increase of 10 basis points from September 30, 2011

•	Reported a decrease in same property net operating income of 50 basis points as compared to the fourth quarter 2010

•	Reported full year same property net operating income growth of 1.3% as compared to 2010

•	Closed on the acquisition of four shopping centers located in Los Angeles, Miami, and Connecticut having a gross purchase price of $263.4 million

•	Disposed of 39 non-strategic assets for $504 million

•	Entered into contracts to acquire four properties for $190 million consisting of Potrero Center in San Francisco, California and three shopping centers in Fairfield County, Connecticut

•	Closed a $200 million seven year unsecured term loan with an effective interest rate of 3.46% per annum

•	Entered into a contract to sell 222 Sutter for $53.8 million

“We were active capital recyclers during 2011 with over $1 billion of acquisitions and $700 million of dispositions,” said Jeff Olson, Chief Executive Officer of Equity One. “These transactions significantly upgraded and diversified our portfolio into our core markets of New York, Boston, San Francisco, Los Angeles, Atlanta, and Miami.”

Financial Highlights

In the fourth quarter 2011, the company generated FFO of $30.5 million, or $0.25 per diluted share, as compared to $25.8 million, or $0.27 per diluted share for the same period in 2010. For the year ended December 31, 2011, the company generated FFO of $146.8 million, or $1.21 per diluted share, as compared to $92.0 million, or $1.00 per diluted share, for 2010.

Recurring FFO was $35.4 million, or $0.29 per diluted share in the fourth quarter of 2011 as compared to $26.9 million, or $0.28 per diluted share in the fourth quarter of 2010. Recurring FFO was $136.2 million, or $1.12 per diluted share for the year ended December 31, 2011 as compared to $97.9 million, or $1.07 per diluted share for the year ended December 31, 2010. A reconciliation of net income (loss) to FFO and the reconciling components of FFO to Recurring FFO is provided in the tables accompanying this press release.

Net loss attributable to Equity One was $3.7 million and loss per diluted share was $0.04 for the quarter ended December 31, 2011 as compared to net income of $8.3 million, or $0.09 per diluted share, for the fourth quarter 2010. For the year ended December 31, 2011, net income attributable to Equity One was $33.6 million and earnings per diluted share was $0.29 as compared to net income of $25.1 million, or $0.27 per diluted share, for the year ended 2010.

Operating Highlights

As of December 31, 2011, occupancy for the company’s consolidated core portfolio was 90.7% as compared to 90.6% at September 30, 2011 and 90.3% as of December 31, 2010. On a same property basis, occupancy decreased 10 basis points to 90.4% as compared to September 30, 2011 and decreased 40 basis points as compared to December 31, 2010.

Same property net operating income decreased 0.5% for the fourth quarter of 2011 as compared to the fourth quarter of 2010. This decline was primarily attributable to real estate tax adjustments recorded in the prior year that reduced accruals based on actual bills received. Excluding the effects of the real estate tax adjustments recorded in 2010, same property net operating income would have increased 0.8% for the fourth quarter of 2011 as compared to the fourth quarter of 2010.

On an annual basis, same property net operating income increased 1.3% during 2011 driven by the Northeast region (+ 10.7%) and South Florida (+ 2.4%), partially offset by North Florida/Southeast (- 1.1%).

During the fourth quarter of 2011, the company executed 48 new leases in its core portfolio totaling 92,287 square feet at an average rental rate of $17.11 per square foot, representing a 10.9% decrease from prior rents on a same space, cash basis. The negative spread on new leases was primarily a result of several spaces that had been vacant for more than two years. Also during the fourth quarter, the company renewed 81 leases in its core portfolio for 284,460 square feet at an average rental rate of $13.45 per square foot which was a 4.3% increase to prior rents on a same space, cash basis.

Acquisitions

During the fourth quarter, the company acquired Culver Center, a 216,578 square foot community shopping center located in Culver City, California, anchored by Ralph’s, Best Buy, and Bally Total Fitness, and Aventura Square, a 113,450 square foot retail center located adjacent to Aventura Mall, one of the most productive shopping centers in the U.S. In addition, the company closed on the purchase of two Connecticut shopping centers, Danbury Green and Southbury Green for $92.9 million in a joint venture with one of its existing owners. Equity One owns 60% of the venture and is the managing member, responsible for leasing and managing both properties. Danbury Green is a 98,095 square foot center anchored by Trader Joe’s, DSW, and Staples and is located in Danbury, Connecticut. Southbury Green is a 156,215 square foot center anchored by Shop Rite and Staples and is located in Southbury, Connecticut.

During the fourth quarter, our joint venture with New York Common Retirement Fund acquired Old Connecticut Path Marketplace, an 80,198 square foot center anchored by Stop & Shop located in Framingham, Massachusetts, for $23.2 million.

Subsequent to the end of the quarter, the company entered into an agreement to acquire Potrero Center, a 226,699 square foot retail center located in San Francisco, California, anchored by Safeway, Ross, and Office Depot. The company also entered into an agreement to purchase a portfolio of three shopping centers located on The Post Road in Fairfield County, Connecticut. Compo Acres is a 42,819 square foot center anchored by Trader Joe’s, located in Westport, Connecticut. Post Road Plaza is a 20,005 square foot center anchored by Trader Joe’s and Orvis in Darien, Connecticut. Darinor Plaza is a 152,025 square foot center anchored by Kohl’s, Old Navy, and Party City, located in Norwalk, Connecticut. The aggregate purchase price for these four properties is $190 million and includes the assumption of approximately $19 million of mortgage debt on one of the properties.

Dispositions

The company sold 36 non-strategic shopping centers to an affiliate of Blackstone Real Estate Partners VII for $473 million. The properties were encumbered by approximately $155.7 million of mortgage debt. The shopping centers sold in this transaction are predominantly located in the Atlanta, Tampa, and Orlando markets, with additional properties located in North Carolina, South Carolina, Alabama, Tennessee, and Maryland.

During the fourth quarter, the company closed on the sale of 595 Colorado, an 85,860 square foot office building located in Pasadena, California, and on the sale of Park Plaza, a 72,649 square foot office building located in Sacramento, California for an aggregate sales price of $29.3 million. The properties were encumbered by approximately $19.6 million of mortgage debt. With these transactions, the company completed its 2011 planned dispositions of non-core assets that were acquired as part of the Capital & Counties transaction that closed earlier in the year.

During the fourth quarter, the company recognized a gain of $1.2 million pertaining to the sale of one outparcel.

Subsequent to year end, the company entered into a contract to sell 222 Sutter located in San Francisco, California, for $53.8 million, including the assumption of $27.3 million in mortgage debt.

Development and Redevelopment Activities

At December 31, 2011, the company had approximately $182.9 million of active development and redevelopment projects underway. The estimated remaining cost to complete these projects is approximately $100.7 million. The Gallery at Westbury Plaza, a 330,000 square foot retail center located on Old Country Road in the heart of Nassau County, New York is now in the construction phase with a targeted opening in the fourth quarter of 2012. Leases have been executed with leading retailers including Trader Joe’s, Saks Off Fifth, Nordstrom Rack, The Container Store, SA Elite, Bloomingdale’s Outlet, Verizon Wireless, Ulta, and The Shake Shack.

Investing and Financing Activities

Subsequent to year end, the company closed a $200 million unsecured term loan. The loan has a seven year term and, subject to certain conditions, can be increased to $250 million through an accordion feature. The term loan bears interest at the annual rate of LIBOR plus 190 basis points subject to a pricing grid for changes in the company’s credit ratings. The company also entered into interest rate swaps to convert the term loan’s LIBOR rate to a fixed interest rate, providing the company an effective fixed interest rate on the term loan of 3.46% per annum based on the company’s current credit ratings.

Balance Sheet Highlights

At December 31, 2011, the company’s total market capitalization (including debt and equity) was $3.3 billion, comprising 124.3 million shares of common stock outstanding (on a fully diluted basis) valued at approximately $2.1 billion and approximately $1.2 billion of net debt (excluding any debt premium/discount and net of cash). The company’s ratio of net debt to total market capitalization was 36.7%. In addition, the company had approximately $103.5 million of cash and cash equivalents on hand (including cash in escrow and restricted cash) at December 31, 2011 and $138.0 million drawn on its revolving credit facilities.

FFO and Earnings Guidance

The company reaffirms its previous 2012 Recurring FFO guidance of $1.04 to $1.12 per diluted share which excludes bargain purchase gains, debt extinguishment gains/losses, land sale gains, impairment charges, transaction costs and other non-recurring income or charges.

The following table provides a reconciliation of the range of estimated net income per diluted share to estimated FFO and Recurring FFO per diluted share for the full year 2012:

	For the year ended December 31, 2012
	Low	High
Estimated net income attributable to Equity One	$0.27	$0.32
Adjustments:
Rental property depreciation and amortization including pro rata share of joint ventures	0.70	0.72
Net adjustment for unvested shares and non-controlling interest (1)	0.07	0.08

Estimated FFO attributable to Equity One	$1.04	$1.12

Transaction costs	0.02	0.02
Gain on land sales	(0.02)	(0.02)

Estimated Recurring FFO attributable to Equity One	$1.04	$1.12

(1)	Includes effect of distributions paid with respect to unissued shares held by a non-controlling interest which are already included for purposes of calculating earnings per diluted share.

First Quarter 2012 Dividend Declared

On February 20, 2012, the company’s Board of Directors declared a cash dividend of $0.22 per share of its common stock for the quarter ending March 31, 2012, payable on March 30, 2012 to stockholders of record on March 16, 2012.

ACCOUNTING AND OTHER DISCLOSURES

We believe FFO (combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance that is a recognized metric used extensively by the real estate industry, particularly REITs. The National Association of Real Estate Investment Trusts (“NAREIT”) stated in its April 2002 White Paper on Funds from Operations, “Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.” We also believe that Recurring FFO is a useful measure of our core operating performance that facilitates comparability of historical financial periods.

FFO, as defined by NAREIT, is “net income (computed in accordance with GAAP), excluding gains (or losses) from sales of, or impairment charges related to, depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.” NAREIT states further that “adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.” We believe that financial analysts, investors and stockholders are better served by the presentation of comparable period operating results generated from our FFO measure. Our method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. In October 2011, NAREIT clarified that FFO should exclude the impact of impairment losses on depreciable operating properties, either wholly-owned or in joint ventures. The company has calculated FFO for all periods presented in accordance with this clarification.

FFO and Recurring FFO is presented to assist investors in analyzing our operating performance. Neither FFO nor Recurring FFO (i) represents cash flow from operations as defined by GAAP, (ii) is indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is an alternative to cash flow as a measure of liquidity, and (iv) should be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance. We believe net income is the most directly comparable GAAP measure to FFO and Recurring FFO.

CONFERENCE CALL/WEB CAST INFORMATION

Equity One will host a conference call on Thursday, February 23, 2012 at 9:00 a.m. Eastern Time to review the 2011 fourth quarter earnings and operating results. Stockholders, analysts and other interested parties can access the earnings call by dialing (800) 291-9234 (U.S./Canada) or (617) 614-3923 (international) using pass code 53325036. The call will also be web cast and can be accessed in a listen-only mode on Equity One’s web site at www.equityone.net.

A replay of the conference call will be available on Equity One’s web site for future review. Interested parties may also access the telephone replay by dialing (888) 286-8010 (U.S./Canada) or (617) 801-6888 (international) using pass code 66609069 through March 2, 2012.

FOR ADDITIONAL INFORMATION

For a copy of the company’s fourth quarter supplemental information package, please access the “Investors” section of Equity One’s web site at www.equityone.net. To be included in the company’s e-mail distributions for press releases and other company notices, please send e-mail addresses to Investor Relations at investorrelations@equityone.net.

ABOUT EQUITY ONE, INC.

As of December 31, 2011, our consolidated property portfolio comprised 165 properties totaling approximately 17.2 million square feet of gross leasable area, or GLA, and included 144 shopping centers, nine development or redevelopment properties, six non-retail properties and six land parcels. As of December 31, 2011, our core portfolio was 90.7% leased and included national, regional and local tenants. Additionally, we had joint venture interests in 17 shopping centers and two office buildings totaling approximately 2.8 million square feet.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions and the demand for retail space in the states in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One’s credit ratings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.

EQUITY ONE, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 30, 2011 and 2010

(In thousands, except share par value amounts)

	December 31, 2011	December 31, 2010
ASSETS
Properties:
Income producing	$2,955,605	$2,117,245
Less: accumulated depreciation	(299,106)	(248,528)

Income producing properties, net	2,656,499	1,868,717
Construction in progress and land held for development	104,792	74,402
Properties held for sale or properties sold	46,655	513,230

Properties, net	2,807,946	2,456,349
Cash and cash equivalents	10,963	38,333
Cash held in escrow and restricted cash	92,561	—
Accounts and other receivables, net	17,790	12,559
Investments in and advances to unconsolidated joint ventures	50,158	59,736
Mezzanine loan receivable, net	45,279	—
Goodwill	8,406	9,561
Other assets	186,239	104,024

TOTAL ASSETS	$3,219,342	$2,680,562

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable:
Mortgage notes payable	$471,754	$354,379
Unsecured senior notes payable	691,136	691,136
Unsecured revolving credit facilities	138,000	—

	1,300,890	1,045,515
Unamortized premium (discount) on notes payable, net	8,181	(1,805)

Total notes payable	1,309,071	1,043,710
Other liabilities:
Accounts payable and accrued expenses	50,514	32,885
Tenant security deposits	8,496	7,483
Deferred tax liability, net	11,480	46,523
Other liabilities	164,188	74,798
Liabilities associated with assets held for sale or sold	27,587	181,458

Total liabilities	1,571,336	1,386,857

Redeemable noncontrolling interests	22,804	3,864
Commitments and contingencies	—	—
Stockholders’ Equity:
Preferred stock, $0.01 par value – 10,000 shares authorized but unissued	—	—
Common stock, $0.01 par value – 150,000 shares authorized, 112,599 and 102,327 shares issued and outstanding at December 31, 2011 and 2010, respectively	1,126	1,023
Additional paid-in capital	1,587,874	1,391,762
Distributions in excess of earnings	(170,530)	(105,309)
Accumulated other comprehensive loss	(1,154)	(1,569)

Total stockholders’ equity of Equity One, Inc.	1,417,316	1,285,907

Noncontrolling interests	207,886	3,934

Total stockholders’ equity	1,625,202	1,289,841

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,219,342	$2,680,562

EQUITY ONE, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months and years ended December 31, 2011 and 2010

(In thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
REVENUE:
Minimum rent	$59,167	$46,728	$222,340	$177,199
Expense recoveries	15,566	11,914	64,099	50,145
Percentage rent	401	156	3,199	1,501
Management and leasing services	697	432	2,287	1,557

Total revenue	75,831	59,230	291,925	230,402

COSTS AND EXPENSES:
Property operating	20,175	15,187	83,149	64,775
Rental property depreciation and amortization	25,337	13,371	83,361	50,395
General and administrative	13,306	10,465	51,707	41,986

Total costs and expenses	58,818	39,023	218,217	157,156

INCOME BEFORE OTHER INCOME AND EXPENSE, TAX AND DISCONTINUED OPERATIONS	17,013	20,207	73,708	73,246

OTHER INCOME AND EXPENSE:
Investment income	1,167	249	4,342	930
Equity in income (loss) of unconsolidated joint ventures	135	31	4,829	(116)
Other income	149	443	404	648
Interest expense	(18,128)	(16,184)	(70,152)	(64,247)
Amortization of deferred financing fees	(565)	(542)	(2,224)	(1,909)
Gain on bargain purchase	—	—	30,561	—
(Loss) gain on sale of real estate	(24)	—	5,541	254
(Loss) gain on extinguishment of debt	(2,646)	—	(2,391)	33
Impairment loss	(711)	(522)	(21,411)	(557)

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE TAX AND DISCONTINUED OPERATIONS	(3,610)	3,682	23,207	8,282
Income tax benefit of taxable REIT subsidiaries	1,584	608	5,064	1,724

(LOSS) INCOME FROM CONTINUING OPERATIONS	(2,026)	4,290	28,271	10,006

DISCONTINUED OPERATIONS:
Operations of income producing properties sold or held for sale	5,438	2,841	16,890	10,245
Gain on disposal of income producing properties	395	799	4,407	2,257
Impairment loss on income producing properties sold or held for sale	—	(130)	(35,925)	(130)
Income tax (provision) benefit of taxable REIT subsidiaries	(4,878)	473	29,575	2,041

INCOME FROM DISCONTINUED OPERATIONS	955	3,983	14,947	14,413

NET (LOSS) INCOME	(1,071)	8,273	43,218	24,419

Net (income) loss attributable to noncontrolling interests – continuing operations	(2,623)	15	(9,630)	254
Net loss attributable to noncontrolling interests – discontinued operations	(8)	21	33	439

NET (LOSS) INCOME ATTRIBUTABLE TO EQUITY ONE, INC.	$(3,702)	$8,309	$33,621	$25,112

(LOSS) EARNINGS PER COMMON SHARE – BASIC:
Continuing operations	$(0.04)	$0.05	$0.16	$0.11
Discontinued operations	0.01	0.04	0.13	0.16

	$(0.04)*	$0.09	$0.29	$0.27

Number of Shares Used in Computing Basic (Loss) Earnings per Share	112,567	94,034	110,099	91,536

(LOSS) EARNINGS PER COMMON SHARE – DILUTED:
Continuing operations	$(0.04)	$0.04	$0.16	$0.11
Discontinued operations	0.01	0.04	0.13	0.16

	$(0.04)*	$0.09 *	$0.29	$0.27

Number of Shares Used in Computing Diluted (Loss) Earnings per Share	112,567	94,581	110,241	91,710

*	Note: EPS does not foot due to the rounding of the individual calculations.

EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Net (Loss) Income Attributable to Equity One to Funds from Operations (FFO) and to Recurring FFO

The following table reflects the reconciliation of FFO and Recurring FFO to net (loss) income attributable to Equity One, the most directly comparable GAAP measure, for the periods presented. In October 2011, NAREIT clarified that FFO should exclude the impact of impairment losses on depreciable operating properties, either wholly-owned or in joint ventures. The company has calculated FFO for all periods presented in accordance with this clarification.

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	(In thousands)		(In thousands)

Net (loss) income attributable to Equity One, Inc.	$(3,702)	$8,309	$33,621	$25,112
Adjustments:
Rental property depreciation and amortization, including discontinued operations, net of noncontrolling interest	25,598	17,215	95,254	65,735
Net adjustment for unvested shares and noncontrolling interest (1)	2,499	—	9,520	—

Pro rata share of real estate depreciation from unconsolidated joint ventures	807	279	3,095	1,178
Impairments of depreciable real estate, net of tax	—	—	9,360	—
Loss (gain) on disposal of depreciable assets, net of tax (2)	5,287	—	(4,082)	—

Funds From Operations	$30,489	$25,803	$146,768	$92,025

Transaction costs associated with acquisition and disposition activity, net of tax	3,176	1,962	12,145	8,818
Impairment of goodwill and land held for development, net of tax	710	652	12,201	687
Loss (gain) on debt extinguishment, net of tax	2,376	—	2,121	(63)
Gain on land sales	(1,180)	(799)	(6,353)	(2,511)
Gain on bargain purchase	—	—	(30,561)	—
Other non-recurring income (3)	(168)	(700)	(168)	(1,065)

Recurring Funds From Operations	$35,403	$26,918	$136,153	$97,891

(1)

Includes net effect of: (a) distributions paid with respect to unissued shares held by a noncontrolling interest which have already been included for purposes of calculating earnings per diluted share for the three months and year ended December 31, 2011; and (b) an adjustment to compensate for the rounding of the individual calculations.

(2)	Includes pro rata share of unconsolidated joint ventures.
(3)	Includes gain on sale of securities and insurance settlement.

Funds from operations and Recurring FFO are non-GAAP financial measures. We believe that FFO, as defined by NAREIT, is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. We believe that Recurring FFO provides additional comparability between historical financial periods.

Reconciliation of Net (Loss) Income Attributable to Equity One to Funds from Operations per Diluted Share

The following table reflects the reconciliation of FFO and Recurring FFO to net (loss) income attributable to Equity One, the most directly comparable GAAP measure, for the periods presented.

	Three months ended December 31,		Year ended December 31,
	2011	2010	2011	2010
	(In thousands)		(In thousands)

(Loss) earnings per diluted share attributable to Equity One, Inc.	$(0.04)	$0.09	$0.29	$0.27
Adjustments:
Rental property depreciation and amortization, including discontinued operations, net of noncontrolling interest	0.21	0.18	0.78	0.72
Net adjustment for unvested shares and noncontrolling interest (1)	0.03	—	0.06	—
Pro rata share of real estate depreciation from unconsolidated joint ventures	0.01	—	0.03	0.01
Impairments of depreciable real estate, net of tax	—	—	0.08	—
Loss (gain) on disposal of depreciable assets (2)	0.04	—	(0.03)	—

Funds From Operations per Diluted Share	$0.25	$0.27	$1.21	$1.00

Transaction costs associated with acquisition and disposition activity, net of tax	0.03	0.02	0.10	0.10
Impairment of goodwill and land held for development, net of tax	—	0.01	0.10	0.01
Loss (gain) on debt extinguishment, net of tax	0.02	—	0.01	—
Gain on land sales	(0.01)	(0.01)	(0.05)	(0.03)
Gain on bargain purchase	—	—	(0.25)	—
Other non-recurring income (3)	—	(0.01)	—	(0.01)

Recurring Funds From Operations per Diluted Share	$0.29	$0.28	$1.12	$1.07

Weighted average diluted shares (4)	124,020	94,581	121,474	91,710

(1)

Includes net effect of: (a) distributions paid with respect to unissued shares held by a noncontrolling interest which have already been included for purposes of calculating earnings per diluted share for the three months and year ended December 31, 2011; and (b) an adjustment to compensate for the rounding of the individual calculations.

(2)	Includes pro rata share of unconsolidated joint ventures.
(3)	Includes gain on sale of securities and insurance settlement.
(4)

Weighted average diluted shares for the three months and year ended December 31, 2011 are higher than GAAP diluted weighted average shares as a result of the 11.4 million units held by Liberty International Holdings, Ltd. which are convertible into our common stock. These convertible units are not included in the diluted weighted average share count for GAAP purposes because their inclusion is anti-dilutive.